Correspondence

May 6, 2009

Via Facsimile and via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Attention:      Jay Ingram, Legal Branch Chief

Re:	Pure Bioscience Registration Statement on Form S-3 (File No. 333-158555) Acceleration Request

Ladies and Gentlemen:

        Pure Bioscience (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 10 a.m., eastern daylight time, on May 8, 2009, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

        The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Scott M. Stanton of Morrison & Foerster LLP with any questions or comments at (858) 720-5141. Thank you for your assistance with this filing.

Sincerely yours, PURE BIOSCIENCE /s/ Andrew J. Buckland Name: Andrew J. Buckland Title: Chief Financial Officer

cc: Morrison & Foerster LLP